07020874

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RECEIVED
FEB - 6 2007
SEC MAIL PROCESSING SECTION WASH. D.C. 186

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

30 January 2007

SUPPL

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 11 January 2007. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle, of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

PROCESSED
FEB 0 9 2007
THOMSON FINANCIAL

Very truly yours,

pp Ellen Sigel
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations qui concernent le négoce de Compagnie Financière Richemont SA dans ses propres unités "A", conformément à la recommandation de la Commission de l'OPA du 19 février 2004:

Période concernée:	**du 28 décembre 2006 au 11 janvier 2007**
Nombre d'unités "A" achetées:	**0**
Nombre d'unités "A" vendues:	**0**
Nombre net d'unités "A" acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5'000'000**
Position nette en unités "A" au 11 janvier 2007	**15'277'630**

Le programme de rachat courant porte sur un maximum de 10'000'000 unités "A" (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient des options d'achat portant sur un total de 8'424'574 d'unités "A". Des options portant sur 3'000'000 d'unités "A" peuvent être exercées entre le 10 juin 2007 et le 10 juin 2011. Les options, qui portent sur 1'706'974 unités "A", peuvent être exercées du 1er juillet 2008 au 1er juillet 2011.
Le reste des options qui portent sur 3'717'600 unités "A", peut être exercé du 8 juin 2011 au 10 juin 2015.

Date:	**le 12 janvier 2007**
Société:	Compagnie Financière Richemont SA
Personne:	Alan Grieve / Jenny McLennan
Téléphone:	041 727 23 55

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

30 January 2007

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 25 January 2007. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations qui concernent le négoce de Compagnie Financière Richemont SA dans ses propres unités "A", conformément à la recommandation de la Commission de l'OPA du 19 février 2004:

Période concernée:	**du 12 janvier 2007 au 25 janvier 2007**
Nombre d'unités "A" achetées:	**0**
Nombre d'unités "A" vendues:	**(142'799)**
Nombre net d'unités "A" acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5'000'000**
Position nette en unités "A" au 25 janvier 2007	**15'134'831**

Le programme de rachat courant porte sur un maximum de 10'000'000 unités "A" (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient des options d'achat portant sur un total de 8'424'574 d'unités "A". Des options portant sur 3'000'000 d'unités "A" peuvent être exercées entre le 10 juin 2007 et le 10 juin 2011. Les options, qui portent sur 1'706'974 unités "A", peuvent être exercées du 1er juillet 2008 au 1er juillet 2011.
Le reste des options qui portent sur 3'717'600 unités "A", peut être exercé du 8 juin 2011 au 10 juin 2015.

Date: **le 26 janvier 2007**

Société: Compagnie Financière Richemont SA
Personne: Alan Grieve / Jenny McLennan
Téléphone: 041 727 23 55

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM
DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode:	**12. Januar 2007 bis 25. Januar 2007**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**(142'799)**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004):	**5'000'000**
Nettobestand an eigenen "A" Units per 25. Januar 2007:	**15'134'831**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt Kaufoptionen, die es ihr erlauben, bis zu 8'424'574 "A" Units zu kaufen. Optionen über 3'000'000 "A" Units können zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden. Optionen, die den Kauf von 1'706'974 "A" Units erlauben, können zwischen dem 1. Juli 2008 und dem 1. Juli 2011 ausgeübt werden. Die übrigen Optionen, die den Kauf von 3'717'600 "A" Units erlauben, können zwischen dem 8. Juni 2011 und 10. Juni 2015 ausgeübt werden.

Datum:	**26. Januar 2007**
Gesellschaft:	Compagnie Financière Richemont SA
Person:	Alan Grieve / Jenny McLennan
Telefon:	041 727 23 55

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

30 January 2007

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen:

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the trading statement in English for the quarter ended 31 December 2006. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen [signature]
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

PRESS RELEASE FOR IMMEDIATE RELEASE

23 JANUARY 2007

TRADING STATEMENT FOR THE QUARTER ENDED 31 DECEMBER 2006

Richemont, the Swiss luxury goods group, announces that its sales in the quarter ended 31 December 2006 increased by 10 per cent at actual exchange rates compared to the prior year.

At constant exchange rates, sales increased by 15 per cent.

Percentage change in sales by business segment for the three-month period

	At constant exchange rates	At actual exchange rates
Jewellery Maisons	+ 13 %	+ 8 %
Specialist watchmakers	+ 17 %	+ 13 %
Writing instrument Maisons	+ 17 %	+ 13 %
Leather and accessories Maisons	+ 5 %	+ 1 %
Other businesses	+ 35 %	+ 29 %
Total sales	**+ 15 %**	**+ 10 %**

The Group's sales for the important third quarter trading season increased by 10 per cent despite more challenging comparative figures and the further weakening of both the dollar and yen against the euro during the period. The performance reflected strong underlying demand, with nearly all Maisons enjoying double-digit growth in sales at constant exchange rates; retail sales in December showed excellent growth.

Jewellery Maisons

The jewellery Maisons – Cartier and Van Cleef & Arpels – both reported double-digit growth in underlying sales during the quarter. At actual exchange rates, however, growth was limited to 8 per cent for the quarter. Both Maisons reported excellent growth in the Asia-Pacific region and in the United States.

Specialist watchmakers

All of the Group's specialist watchmakers reported underlying double-digit sales growth. Panerai, A. Lange & Söhne, IWC and Jaeger-LeCoultre reported the strongest growth during the three-month period.

Writing instrument Maisons

Montblanc reported excellent sales, supported by the Maison's centenary products. The ladies' jewellery lines launched last year contributed to the growth in sales, as did the expansion of Montblanc's retail network.

Leather and accessories Maisons

Alfred Dunhill reported double-digit sales growth in key Asian markets, aided by the integration of retail activities in China. Sales growth in Japan, however, was modest. Overall sales at actual rates were in line with the prior year. At Lancel, sales grew by 3 per cent in the quarter.

Other businesses

Sales at Chloé increased by 60 per cent during the period. The slower rate of growth compared to the first six months reflected the outstanding rate of growth during the comparative three-month period.

Nine months sales

Cumulative sales for the nine-month period to 31 December 2006 increased by 13 per cent at actual exchange rates to € 3 855 million. At constant exchange rates, sales increased by 17 per cent. Details of the nine-month sales trends by segment and geographic region are given as an appendix to this announcement.

Percentage change in sales by geographic region for the three-month period

	At constant exchange rates	At actual exchange rates
Europe	+ 14 %	+ 13 %
Asia-Pacific	+ 19 %	+ 13 %
Americas	+ 18 %	+ 11 %
Japan	+ 6 %	- 2 %
Total sales	**+ 15 %**	**+ 10 %**

Europe

The third quarter of the year saw a slower rate of sales growth compared to the 18 per cent reported during the first six months. This was in part due to lower growth in wholesale sales. The Maisons maintained double-digit growth overall and sales in newer markets such as Russia continued to grow strongly.

Asia-Pacific

The outstanding performance in the region seen during the first half of the year was maintained during the third quarter. The development of the market in mainland China, the second largest market in the region, contributed significantly to this growth.

Americas

At constant rates, sales in the Americas also continued to grow at a high rate during the quarter, in line with the first six months. At actual exchange rates, sales grew at 11 per cent, reflecting the further weakening of the dollar against the euro during the period. Consumer confidence and demand for the Group's products remained at high levels with Cartier and Van Cleef & Arpels both delivering excellent performances.

Japan

The 6 per cent growth in local currency sales in Japan was more than offset by the further, marked weakening of the yen during December. Although the excellent performance seen in the same period last year set a very tough basis for comparison for the jewellery Maisons, the Group's underlying sales continued to grow, with excellent performances by the specialist watchmakers and Montblanc.

Sales by distribution channel

During the period, the Group's retail sales increased by 14 per cent at actual exchange rates. Wholesale sales increased by 7 per cent.

Richemont owns a portfolio of leading international brands or 'Maisons', which are managed independently of one another, recognising their individuality and uniqueness. The businesses operate in five areas: **Jewellery Maisons,** being Cartier and Van Cleef & Arpels; **Specialist watchmakers,** which is made up of Jaeger-LeCoultre, Piaget, IWC, Baume & Mercier, Vacheron Constantin, Officine Panerai and A. Lange & Söhne; **Writing instrument Maisons** - Montblanc and Montegrappa; **Leather and accessories Maisons,** being Alfred Dunhill and Lancel; and **Other businesses,** which includes, specifically, Chloé as well as other smaller Maisons and watch component manufacturing activities for third parties.

In addition to its luxury goods business, Richemont holds an 18.9 per cent interest in British American Tobacco.

Press inquiries: Mr Alan Grieve, Director of Corporate Affairs
Tel: + 41 22 721 3507

Analysts' inquiries: Ms Sophie Cagnard-Fabrici, Head of Investor Relations
Tel: + 33 1 5818 2597

Appendix 1 – Movement in sales for the nine-month period ended 31 December 2006

Percentage change in sales by business segment

	At constant exchange rates	At actual exchange rates
Jewellery Maisons	+ 14 %	+ 11 %
Specialist watchmakers	+ 16 %	+ 14 %
Writing instrument Maisons	+ 21 %	+ 19 %
Leather and accessories Maisons	+ 9 %	+ 6 %
Other businesses	+ 44 %	+ 40 %
Total sales	**+ 17 %**	**+ 13 %**

Percentage change in sales by geographic region

	At constant exchange rates	At actual exchange rates
Europe	+ 17 %	+ 16 %
Asia-Pacific	+ 19 %	+ 16 %
Americas	+ 19 %	+ 14 %
Japan	+ 11 %	+ 3 %
Total sales	**+ 17 %**	**+ 13 %**

Appendix 2 – Exchange rates

Exchange rates against the euro	**6 months to 30 Sept 2006**	6 months to 30 Sept 2005	**9 months to 31 Dec 2006**	9 months to 31 Dec 2005
Average				
United States dollar	**1.27**	1.24	**1.27**	1.22
Japanese yen	**145.93**	135.48	**147.85**	136.75
Swiss franc	**1.57**	1.55	**1.58**	1.55
Pound sterling	**0.68**	0.68	**0.68**	0.68

The reported sales growth for the three months ended 31 December is derived from the difference between the cumulative sales for the nine-month period to 31 December and those reported for the six-month period to 30 September in each year. Sales have been translated into euros at the average exchange rates for each period as set out above.

In terms of sales at constant exchange rates, average exchange rates for the year ended 31 March 2006 are used to convert local currency sales into euros for both the current and for the comparative periods. Exchange rate translation effects are thereby eliminated from the reported sales performance.

END